# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BERKSHIRE HILLS BANCORP INC, CIK 0001108134
CUSIP: 084680107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 60 STATE STREET 38TH FLOOR, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,079,278; shared voting power 0; sole dispositive power 6,188,878; shared dispositive power 0; aggregate amount beneficially owned 6,188,878 (13.3% of the class)

## Item 1. Issuer
Name of issuer: BERKSHIRE HILLS BANCORP INC
Address of issuer's principal executive offices: 60 STATE STREET 38TH FLOOR BOSTON MA 02109

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.
In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc. 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6188878
Percent of class: 13.3
Sole power to vote or to direct the vote: 6079278
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6188878
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The interest of 1 such person, iShares Core S & P Small-Cap ETF, in the common stock of BERKSHIRE HILLS BANCORP INC
is more than five percent of the total
outstanding common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (02/05/2025)